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                        Prospectus Supplement No. 1 to
                        Prospectus Dated August 5, 1998

                           Dated September 11, 1998



                               1,634,216 Shares

                                 JETFAX, INC.

                                 Common Stock

                              ------------------

     This Prospectus relates to an aggregate of 1,634,216 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), (i) 899,984 of which ("the Reorganization Shares") were issued by JetFax, Inc., a Delaware corporation (the "Company"), on December 5, 1997 in connection with the Company's merger with DocuMagics, Inc., a California corporation, (ii) 388,500 of which (the "Warrant Shares") are issuable by the Company pursuant to the exercise of a warrant to purchase Common Stock (the "Warrant"), and
(iii) 345,732 of which were issued upon conversion of the Company's Series E Preferred Stock and continue to be held by an affiliate of the Company. The Shares are being offered for sale from time to time by the selling securityholders named in this Prospectus (the "Selling Securityholders").

     The Selling Securityholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions, or a combination of such methods of sale, at prices related to such prevailing market prices or at negotiated prices. Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of
customary commissions.)   The Selling Securityholders and any agents, broker-
dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Securityholders" and "Plan of Distribution."

     The Common Stock is traded on the Nasdaq National Market under the symbol "JTFX." On July 22, 1998, the closing sale price for the Common Stock was $4.19 per share.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                           A CRIMINAL OFFENSE.

     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in
connection with this offering are $22,169.42.   The aggregate proceeds to the
Selling Security holders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The exercise price of the Warrant is $2.75 per share payable to the Company. The Company will receive all of the proceeds from the exercise of the Warrant but will not receive any proceeds from the sale of the Warrant Shares.

     The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including certain liabilities under the Securities Act.



September 11, 1998


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     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.



                           AVAILABLE INFORMATION

     The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected and copied at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

                           ADDITIONAL INFORMATION

     The Company has filed with the SEC a registration statement on Form S-3 (herein referred to, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules are available as described above.

                     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company filed with the SEC under the Exchange Act are incorporated by reference in this Prospectus:

  A.   The Company's Annual Report on Form 10-K for the year ended January 3,
       1998;

  B. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended April 4 and July 4, 1998;

  C. The Company's amended Quarterly Report on Form 10-Q/A for the quarterly period ended April 4, 1998;

  D.   The Company's Current Report on Form 8-K/A filed on February 20,
       1998; and

  E. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed May 12, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference


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herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to JetFax, Inc., Attention: Chief Financial Officer, 1378 Willow Road, Menlo Park, California 94025, telephone (650) 324-0600.


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                         FORWARD LOOKING STATEMENTS

     This Prospectus may contain forward-looking statements which involve risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance, or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements as a result of certain factors including those discussed in "Risk Factors."

                                THE COMPANY

     The Company was incorporated in Delaware in August 1988 and since that time has engaged in the development, manufacture and sale of its branded multifunction products (''MFPs'') which consist of electronic office devices that combine print, fax, copy and scan capabilities in a single unit. The Company has also entered into agreements with manufacturers ("OEMs") of MFPs for the customization and integration of the Company's embedded system technology and desktop software in several OEM products.

                                RISK FACTORS

     An investment in the shares being offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.
History of Operating Losses; Accumulated Deficit

     The Company has experienced annual net losses since inception. The Company's historical losses and certain preferred stock dividends have resulted in an accumulated deficit of approximately $29.0 million as of March 31, 1998. There can be no assurance that the Company will achieve profitability on a quarterly or annual basis in the future.

Potential Fluctuations in Quarterly Results

     The Company in the past has experienced, and in the future may experience, significant fluctuations in quarterly operating results that have been or may be caused by many factors including: the timing of introductions of new products or product enhancements by the Company, its OEMs and their competitors; initiation or termination of arrangements between the Company and its existing and potential significant OEM customers or dealers and distributors; the size and timing of and fluctuations in end user demand for the Company's branded products and OEM products incorporating the Company's technology; inventories of the Company's branded products or products incorporating the Company's technology carried by the Company, its distributors or dealers, its OEMs or the OEMs' distributors that exceed current or projected end user demand; the phase-out or early termination of the Company's branded products or OEM products incorporating the Company's technology; the amount and timing of development agreements, one-time software licensing transactions and recurring licensing fees; non-performance by the Company, its suppliers or its OEM or other customers pursuant to their plans and agreements; seasonal trends; competition and pricing; customer order deferrals and cancellations in anticipation of new products or product enhancements; industry and technology developments; changes in the Company's operating expenses; software and hardware defects; product delays or product quality problems; currency fluctuations; and general economic conditions. The Company expects that its operating results will continue to fluctuate significantly as a result of these and other factors. A substantial portion of the Company's operating expenses is related to personnel, development of new products, marketing programs and facilities. The level of spending for such expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future revenues and anticipated OEM commitments. If such commitments do not result in revenues or operating expenses are significantly higher, the Company's business, financial condition and results of operations will be adversely affected, which could have a material adverse effect on the price of the Company's Common Stock.

     Furthermore, the Company has often recognized a substantial portion of its revenues in the last month of a quarter, with such revenues frequently concentrated in the last weeks or days of a quarter. The Company's branded products are primarily sold through dealers, and such dealers often place orders for products at or near the end of a quarter. As a result, because one or more key orders that are scheduled to be booked and shipped at the end of a quarter may be delayed until the beginning of the next quarter or cancelled, revenues for future quarters are not predictable with any significant degree of




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accuracy. For these and other reasons, the Company believes that period-to-
period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. It is likely that in future quarters, the Company's operating results, from time to time, will be below the expectations of public market analysts and investors, which could have a material adverse effect on the price of the Company's Common Stock.

     The accuracy of quarterly license revenues from OEMs reported by the Company has been, and the Company believes will continue to be, dependent on the timing and accuracy of product sales reports received from the Company's OEMs. These reports are provided only on a quarterly basis (which may not coincide with the Company's quarter) and are subject to delay and potential revision by the Company's OEMs. Therefore, the Company is required to estimate all of the recurring license revenues from OEMs for each quarter. As a result, the Company will record an estimate of such revenues prior to public announcement of the Company's quarterly results. In the event the product sales reports received from the Company's OEMs are delayed or subsequently revised, the Company may be required to restate its recognized revenues or adjust revenues for subsequent periods, which could have a material adverse effect on the Company's business, financial condition and results of operations and the price of the Company's Common Stock.

Dependence on the MFP Market

     The market for MFPs is relatively new and rapidly evolving. The Company's future success is dependent to a significant degree upon broad market acceptance of the type of MFPs on which the Company is focusing its development efforts. This success will be dependent in part on the ability of the Company and its OEM customers to develop MFPs that provide the functionality, performance, speed and connectivity demanded by the market at acceptable price points and to convince end users to broadly adopt MFPs for office and home office use. There can be no assurance that the market for MFPs will continue to develop, that the Company and its OEM customers will be successful in developing MFPs that gain broad market acceptance, that the Company will be able to offer in a timely manner its embedded system technology, branded products or desktop software or that the Company's OEM customers will choose the Company's technology for use in their MFPs. The failure of any of these events to occur would have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Change in Focus of the Company's Business

     The Company has historically focused primarily on the development, manufacture and sale of its branded MFPs and currently derives a substantial portion of its revenues from the sale of its branded MFPs. The Company expects that its revenue growth will be dependent, in part, on increased licensing of the Company's embedded system technology and desktop software products. However, there can be no assurance that the Company will realize growth in revenues from sales and licensing of its embedded system technology or desktop software. If such growth in revenues does not occur and if revenues from the sale of the Company's branded MFPs were not to continue at past growth rates, due either to a change in the Company's deployment of resources or otherwise, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Increased Focus on PC Software Business

     The Company expects that its business, financial condition and results of operations will be more dependent on sales of its PC software for JetSuite MFP desktop and PaperMaster personal document handling, which will be sold both separately and bundled with the Company's branded products and embedded system technology. The Company's on-going ability to develop its MFP desktop software products business will depend upon several factors, including, but not limited to, the commercial acceptance of the Company's MFP desktop software products, upgrades and add-on software products, the ability of the Company's personnel and distribution channels to sell and support MFP desktop software products and the Company's ability to continue to integrate the recent acquisition of DocuMagix, Inc. into the Company. Because the market for MFP desktop software products is new and emerging, there can be no assurance that a significant market, if any, will develop for sales of the Company's MFP desktop software products, or for sales of upgrades and add-on software products, and such a failure would likely have a material adverse effect on the Company's MFP desktop software products business. There can be no assurance that the Company's PC software products business will be successful. Any failure by the Company to develop a successful PC software products business would have a material adverse effect on the Company's business, financial condition and results of operations.



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Dependence on Dealers and Distributors

     The Company has derived a substantial portion of its revenues from sales of its branded MFPs through dealers and distributors. The Company expects that sales of these products through its dealers and distributors will continue to account for a substantial portion of its revenues for the foreseeable future. The Company currently maintains distribution relationships with dealers associated with IKON Office Solutions (formerly Alco Standard), a national group of office equipment dealers (''IKON''). The Company has also derived substantial sales to A. Messerli AG (''Messerli''), one of the Company's office equipment dealers located in Switzerland. Each of the Company's dealers and distributors can cease marketing the Company's products with limited notice and with little or no penalty. There can be no assurance that the Company's dealers and distributors will continue to offer the Company's products or that the Company will be able to recruit additional or replacement dealers and distributors. The loss of one or more of the Company's major dealers and distributors could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's dealers and distributors also offer competitive products manufactured by third parties. There can be no assurance that the Company's dealers and distributors will give priority to the marketing of the Company's products as compared to its competitors' products. Any reduction or delay in sales of the Company's products by its dealers and distributors could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on OEMs

     The Company has derived a significant portion of its revenues from licensing of its embedded system technology and software and from development services to OEMs. The Company currently has OEM relationships with Hewlett-Packard Company (''Hewlett-Packard''), Oki Data Corporation (''Oki Data''), and Samsung Electronics Corporation (''Samsung''). The Company anticipates that a significant portion of its revenues will be derived from OEMs in the future and that the Company's revenues will be increasingly dependent upon, among other things, the ability and willingness of OEMs to timely develop and promote MFPs that incorporate the Company's technology. The ability and willingness of these OEMs to do so is based upon a number of factors, such as the timely development by the Company and the OEMs of new products with additional functionality, increased speed and enhanced performance at acceptable prices to end users; development costs of the OEMs; licensing and development fees of the Company; compatibility with emerging industry standards; technological advances; intellectual property issues; general industry competition; and overall economic conditions. Many of these factors are beyond the control of the Company and its OEMs. Many OEMs, including some of the Company's OEM customers, are concurrently developing and promoting MFPs that do not incorporate the Company's technology. In such cases, the OEMs may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating the Company's technology. No assurance can be given as to the ability or willingness of the Company's OEMs to continue developing, marketing and selling products incorporating the Company's technology. The loss of any of the Company's significant OEMs could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Technological Change

     The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and needs, and frequent new product introductions. The Company currently derives all of its revenues from the sale of its branded MFPs and related consumables, the licensing of its technology and software, and the provision of related development services. The Company anticipates that these sources of revenues will continue to account for substantially all of its revenues for the foreseeable future. The market expects the Company and its OEMs to develop and release, in a regular and timely manner, new MFPs with better performance and improved features at competitive price points. As the complexity of product development increases and the expected time-to-market continues to decrease, the risk and difficulty in meeting such schedules increase as well as the costs to the Company and its OEMs. In addition, the Company, its OEMs and their competitors, from time to time, may announce new products, capabilities or technologies that may replace or shorten the life cycles of the Company's branded products and software and the OEM products incorporating the Company's technology. The Company's success will depend on, among other things, market acceptance of the Company's branded products, software and embedded system technology and the demand for MFPs by the Company's OEM customers; the ability of the Company and its OEM customers to respond to industry changes and market demands in a timely manner; achievement of new design wins by the Company in the Company's development of its branded products as well as the OEMs' development of associated new MFPs; the ability of the Company and its OEM customers to reduce production costs; and the regular and continued introduction of new and enhanced technology, services and products by the Company and its OEMs on a timely and cost-effective basis. There can be no assurance that the products and technology of competitors of the Company or its OEMs will not render the Company's branded products, technology, software or its OEMs' products noncompetitive or obsolete. Any failure by the Company or its OEMs to anticipate or respond adequately to the rapidly




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changing technology and evolving industry standards and needs, or any significant delay in development or introduction of new and enhanced products and services, could result in a loss of competitiveness or revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Limited Product Line

     The Company has been primarily engaged in the development, manufacture and sale of MFPs and related technology and has derived a substantial portion of its revenues from sales of its branded MFPs and consumables. Dependence on a single product line makes the Company particularly vulnerable to the successful introduction of competitive products. The Company currently derives a substantial portion of its branded product revenues from sales of the Series M900. Sales of the Series M900 began shipping commercially in the third quarter of 1997. A reduction in demand for the Series M900, or the Company's failure to timely introduce its next MFP, would have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Product Development and Introduction; Product Delays

     The Company's future success is dependent to a significant degree on its ability to further develop its embedded system technology and software for MFPs in the time frame required by its OEM and other customers and to develop technology with the quality, speed and other specifications required by its OEM and other customers. The Company in the past has experienced delays in product development, and the Company may experience similar delays in the future. Prior delays have resulted from numerous factors such as changing OEM product specifications, delays in receiving necessary components, difficulties in hiring and retaining necessary personnel, difficulties in reallocating engineering resources and other resource limitation difficulties with independent contractors, changing market or competitive product requirements and unanticipated engineering complexity. The Company experienced delays in one of its development projects in the past which resulted in delays in receiving payment. In addition, the Company's software and hardware have in the past, and may in the future, contain undetected errors or failures that become evident upon product introduction or as product production volumes increase. There can be no assurance that errors will not be found; that the Company will not experience problems or delays in meeting the delivery schedules for or in the acceptance of products by the Company's OEMs or other customers; that there will not be problems or delays in shipments of the Company's branded products or OEMs' products; or that the Company's new products and technology will meet performance specifications under all conditions or for all anticipated applications. Given the short product life cycles in the MFP market, any delay or difficulty associated with new product development, introductions or enhancements could have a material adverse effect on the Company's business, financial condition and results of operations.


Highly Competitive Industry

     The market for MFPs and related technology and software is highly competitive and characterized by continuous pressure to enhance performance, to introduce new features and to accelerate the release of new products. The Company's branded products compete primarily with the dominant vendors in the fax market, all of whom have substantially greater resources than the Company and include, among others, Canon Inc., Panasonic, a division of Matsushita Electrical Industrial Co., Ltd., Pitney Bowes Inc., Ricoh Co. Ltd., Sharp Electronics Corporation and Xerox. The Company also competes on the basis of vendor name and recognition, technology and software expertise, product functionality, development time and price.

     The Company's technology, development services and software primarily compete with solutions developed internally by OEMs. Virtually all of the Company's OEMs have significant investments in their existing solutions and have the substantial resources necessary to enhance existing products and to develop future products. These OEMs have or may develop competing multifunction technologies and software which may be implemented into their products, thereby replacing the Company's proposed or current technologies, eliminating a need for the Company's services and products to these OEMs. The Company also competes with technologies, software and development services provided in the MFP market by other systems and software suppliers to OEMs. With respect to MFP embedded system technologies, the Company competes with, among others, Peerless Systems Corporation, Personal Computer Products, Inc. and Xionics Document Technologies, Inc. With respect to desktop software, the Company competes with, among others, Caere Corporation, Simplify Development Corporation, Smith Micro Software, Inc., Visioneer Inc., Wordcraft International and Xerox.

     As the MFP market continues to develop, the Company expects that competition and pricing pressures will increase from OEMs, existing competitors and other companies that may enter the Company's existing or future markets with similar


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or substitute products or technologies. Software solutions may also be introduced by competitors that are less costly or provide better performance or functionality. The Company anticipates increasing competition for its MFPs, technologies and software under development. Most of the Company's existing competitors, many of its potential competitors and all of the Company's OEMs have substantially greater financial, technical, marketing and sales resources than the Company. In the event that price competition increases, competitive pressures could cause the Company to reduce the price of its branded products, to reduce the amount of royalties received on new licenses and to reduce the fees for its development services in order to maintain existing business and generate additional product sales and license and development revenues, which could reduce profit margins and result in losses and a decrease in market share. No assurances can be given as to the ability of the Company to compete favorably with the internal development capabilities of its current and prospective OEM customers or with other third-party vendors, and the inability to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

Effect of Rapid Growth on Existing Resources; Potential Acquisitions

     The Company has grown rapidly in recent years. A continuing period of rapid growth could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth will require it to continue to invest in its operational, financial and management information systems, procedures and controls, and to attract, retain, motivate and effectively manage its employees. There can be no assurance that the Company will be able to manage its growth effectively and to successfully utilize the current management information system, and failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company may, from time to time, pursue the acquisition of other companies, assets or product lines that complement or expand its existing business. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. JetFax has no present commitments nor is it engaged in any discussions or negotiations with respect to possible acquisitions. No assurance can be given that any acquisition by the Company will not materially and adversely affect the Company or that any such acquisition will enhance the Company's business.

Dependence on Outside Suppliers; Dependence on Sole Source Suppliers

     The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources. However, there can be no assurance that alternative sources of such components will be available at acceptable prices or in a timely manner. The Company generally buys components under purchase orders and does not have long-term agreements with its suppliers. Although alternate suppliers may be readily available for some of these components, for other components it could take an undetermined amount of time to qualify a replacement supplier and order and receive replacement components. The Company does not always maintain sufficient inventory to allow it to fill customer orders without interruption during the time that would be required to obtain an adequate supply of single sourced components. Although the Company believes it could develop other sources for single source components, no alternative source currently exists and the process could take several months or longer. Therefore, any interruption in the supply of such components could have a material adverse effect on the Company's business, financial condition and results of operations.

     Many of the components used in the Company's products are purchased from suppliers located outside the United States. Foreign manufacturing facilities are subject to risk of changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control. There can be no assurance that United States or foreign trading policies will not restrict the availability of components or increase their cost. Any significant increase in component prices or decrease in component availability could have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain components used in the Company's products are available only from one source. The Company is dependent on Oki America, Inc. (''Oki America''), as the supplier of major components, including the printer engine, of the Series M900. Oki America is also a competitor of the Company. The Company is also dependent on American Microsystems, Inc. (''AMI'') to provide unique application specific integrated circuits (''ASICs'') incorporating the Company's imaging and logic circuitry, Motorola, Inc. (''Motorola'') to provide microprocessors, Pixel Magic, Inc., a subsidiary of Oak Technology, Inc. (''Pixel''), to provide a specialized imaging processor and Rockwell Semiconductor Systems (''Rockwell'') to provide modem chips. If Oki America, AMI, Motorola, Pixel or Rockwell were to limit or reduce the sale of such components to the Company, or if such suppliers were to experience financial difficulties or other problems which prevented them from supplying the Company with



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the necessary components, it could have a material adverse effect on the
Company's business, financial condition and results of operations. These sole source providers are subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and/or other factors that may disrupt the flow of goods to the Company or its customers and thereby adversely affect the Company's business and customer relationships. Any shortage or interruption in the supply of any of the components used in the Company's products, or the inability of the Company to procure these components from alternate sources on acceptable terms, could have a material adverse effect on the Company's business, financial condition and results of operations.


Dependence on Intellectual Property Rights; Risk of Infringement

     The Company's success is heavily dependent upon its proprietary technology. To protect its proprietary rights, the Company relies on a combination of copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions. The Company has no patents or patent applications pending. As part of its confidentiality procedures, the Company generally enters into nondisclosure agreements with its employees, consultants, OEMs and strategic partners and limits access to and distribution of its designs, software and other proprietary information. Despite these efforts, the Company may be unable to effectively protect its proprietary rights and, in any event, enforcement of the Company's proprietary rights may be expensive. The Company's source code also is protected as a trade secret. However, the Company from time to time licenses portions of its source code and designs to OEMs and also places such source code and designs in escrow to be released to OEMs in certain circumstances, which subjects the Company to the risk of unauthorized use or misappropriation despite the contractual terms restricting disclosure. In addition, it may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use the Company's proprietary information. Further, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

     As the number of patents, copyrights, trademarks and other intellectual property rights in the Company's industry increases, products based on the Company's technology increasingly may become the subject of infringement claims. The Company has in the past received communications from third parties asserting that the Company's trademarks or products infringe the proprietary rights of third parties or seeking indemnification against such infringement. The Company is generally required to agree to indemnify its OEMs from third party claims asserting such infringement. There can be no assurance that third parties will not assert infringement claims against the Company or its OEMs in the future. Any such claims, regardless of merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims, whether or not such litigation is determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from daily operations. In addition, the Company may lack sufficient resources to initiate a meritorious claim. In the event of an adverse ruling in any litigation regarding intellectual property, the Company may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing or substituted technology. The failure of the Company to develop, or license on acceptable terms, a substitute technology could have a material adverse affect on the Company's business, financial condition and results of operations.

Dependence on Key Personnel

     The Company is largely dependent upon the skills and efforts of its senior management, particularly Edward R. Prince, III (''Rudy Prince''), its President and Chief Executive Officer, and Lon Radin, its Vice President of Engineering, and other officers and key employees, some of whom only recently have joined the Company. The Company maintains key person life insurance policies on Rudy Prince and Lon Radin. None of the Company's officers or key employees, other than Michael Crandell, Vice President of Software, are covered by an employment agreement with the Company. The Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and operations personnel, many of whom are in great demand. Competition for such personnel, especially engineering, has recently increased significantly. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

International Activities

     Revenues from sales to the Company's customers outside the United States account for a substantial portion of the Company's total revenues. The Company expects that revenues from customers located outside the United States may increase in both absolute dollars and as a percentage of total revenues in the future. The international market for the Company's branded products and products incorporating the Company's technology and software is highly competitive, and the Company expects to face substantial competition in this market from established and emerging companies and technologies developed internally by its OEM customers. Risks inherent in the Company's international business activities also include currency fluctuations and restrictions, the burdens of complying with a wide variety of foreign laws and regulations, including Postal, Telephone and Telegraph (''PTT'') regulations, longer accounts receivable cycles, the imposition of government controls, risks of localizing and internationalizing products to local requirements in foreign countries, trade restrictions, tariffs and other trade barriers, restrictions on the repatriation of earnings and potentially adverse tax consequences, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Substantially all of the Company's international sales are currently denominated in U.S. dollars and, therefore, increases in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in foreign markets. Because of the Company's international activities, it faces certain currency exposure and translation risks. For example, late in 1997 the Company established a subsidiary in Germany which will increase the Company's exposure to foreign exchange risk, and the Company purchases certain key components pursuant to purchase contracts denominated in foreign currency. In connection therewith, the Company has Yen cash deposits designated as a hedge against the firm purchases under supply contract.

Dependence on Single Manufacturing Facility; Risks Related to Potential
Disruption

     The Company's manufacturing operations are located in its facility in Northern California. In addition, a number of the suppliers of components for the Company's products and providers of outsourced assembly, upon which the Company relies, are located in Northern California. Since the Company does not currently operate multiple facilities in different geographic areas, or have alternative sources for many of its components or outsourced assembly, a disruption of the Company's manufacturing operations, or the operations of its suppliers, resulting from sustained process abnormalities, human error, government intervention or natural disasters such as earthquakes, fires or floods could cause the Company to cease or limit its manufacturing operations and consequently have a material adverse effect on the Company's business, financial condition and results of operations.

Readiness for Year 2000

     The Company has and will continue to make certain investments in its software systems and applications to ensure the Company's information systems are Year 2000 compliant. The financial impact to the Company of the Company's Year 2000 compliance effort has not been and is not anticipated to be material to its financial position or results of operations in any given year. The Company believes that its current products are Year 2000 compliant. The approach of Year 2000 presents significant issues for many computer systems, since much of the software in use today may not accurately process data beyond 1999. The Company has recently implemented new information systems and accordingly does not anticipate any internal Year 2000 issues from its own information systems, databases or programs. However, the Company could be adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which the Company interacts. The Company is currently taking steps to address the impact, if any, of the Year 2000 issue on the operations of the Company. There can be no assurances that the Company will be able to detect all potential failures of the Company's and/or third parties' computer systems. A significant failure of the Company's or a third party's computer system could have a material adverse effect on the Company's business, financial condition and results of operations.

Shares Eligible for Future Sale; Registration Rights

     Sales of substantial amounts of Common Stock in the public market could have an adverse effect on the trading price of the Common Stock. Based on shares outstanding as of May 11, 1998, the Company has outstanding approximately 11,753,405 shares of Common Stock. Of such shares outstanding, approximately 7,404,768 shares are freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. After the registration of the 1,634,316 shares offered hereby, the remaining approximately 2,714,441 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144, and may be sold under Rule 144 subject to the holding period, volume limitations and other restrictions under Rule 144.

     The Company has entered into an agreement with the Selling
Securityholders pursuant to which the 899,984 common shares, 388,500 common shares issuable pursuant to the Warrant, and 345,732 common shares issued upon the conversion of the Series E Preferred Stock and offered hereby are registered for resale under the Securities Act.

                               USE OF PROCEEDS

     The Company will receive all of the proceeds from the exercise of the Warrant but will not receive any proceeds from the sale of the Shares by the Selling Securityholders. The Company anticipates that the net proceeds received by the Company from the exercise of the Warrant will be used for general corporate purposes.
                               DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and intends to retain all available funds for use in the operation and expansion of its business. The Company therefore does not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the Company's credit facility prohibits the payment of cash dividends without the consent of the lender.

                            SELLING SECURITYHOLDERS

     The following table sets forth certain information regarding the number of shares of Common Stock owned beneficially by the Selling Securityholders as of June 30, 1998 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Securityholders. The Selling Securityholders may sell all, some or none of their Common Stock being offered.

                                    Shares
                                 Beneficially    Number of     Number of
                                Owned Prior to    Shares   Shares Owned After
                                  Offering(1)      being   Potential Offering
                               -----------------           ------------------
           Name                Number Percent(2)  Offered   Number Percent(2)
----------------------------   ------ ----------  -------  ------  ----------
Bahous, Michelle L. and
 F. Joseph..................       22      *            22     --       0
BancBoston Ventures, Inc....  252,360    2.15%     252,360     --       0
Bronina, Lyudmila...........        4      *             4     --       0
Chen-Chi Charitable Remainder
 Unitrust DTD 7/28/93.......    3,468      *         3,468     --       0
Crowell, Gayle..............       45      *            45     --       0
DeVere, Laura...............      114      *           114     --       0
First to Market.............       45      *            45     --       0
Forman, Ed..................       13      *            13     --       0
Gallagher, Paul and
 Karen Jenkins..............      285      *           285     --       0
Hahn, Sam...................    3,657      *         3,657     --       0
LeGault, Kenn...............      167      *           167     --       0
Leung, Ka-Lai (Steve).......    8,229      *         8,229     --       0
Mariani, Glacomo............       22      *            22     --       0
Nijor, Robin S..............      137      *           137     --       0
Noling, Rick................       45      *            45     --       0
Open Market, Inc............   20,891      *        20,891     --       0
Audrey Virginia Proulx Trust
 dated 12/30/94,Virginia L.
 Boyd Trustee...............    1,545      *         1,545     --       0
Ian Forrest Seth Proulx Trust
 dated 12/30/94,Virginia L.
 Boyd, Trustee..............    1,545      *         1,545     --       0
Proulx Living Trust dated
 8/30/92, Thomas Proulx,
 Trustee....................   11,395      *        11,395     --       0
Proulx, Tom.................    5,400      *         5,400     --       0
Sam Borofsky Assoc. ........       68      *            68     --       0
Schlein, Ted................        9      *             9     --       0
U.S. Ventures  S.A. ........   17,287      *        17,287     --       0
Segal, Andy.................       45      *            45     --       0
Siebel Charitable Remainder
 Trust dated 7/27/93........    6,358      *         6,358     --       0
Sill, Igor..................      769      *           769     --       0
Silicon Valley Bancshares...    2,120      *         2,120     --       0
Skaff, George W. ...........    1,199      *         1,199     --       0
Shklar, Eugene & Faymel.....       11      *            11     --       0
Sullivan, Patrick...........    3,468      *         3,468     --       0
Tokuda, Lance...............       68      *            68     --       0
Aeneas Venture Corporation..   18,627      *        18,627     --       0
Allstate Insurance Company..   44,704      *        44,704     --       0
Allstate Life Insurance
 Company....................   14,901      *        14,901     --       0
The Agents' Pension Plan of
 Allstate Insurance Company     7,451      *         7,451     --       0
Allstate Retirement Plan....    7,451      *         7,451     --       0



                                      13


Ameritech Pension Trust by
 State Street Bank and
 Trust Company as Trustee...    5,588      *         5,588     --       0
The Army and Air  Force
 Exchange Services 401(h)
 Plan.......................       373      *           373     --      0
Retirement Annuity Plan for
 Employees of the Army and
 Air Force Exchange Service
 Trust......................    3,725      *         3,725     --       0
Jaime Zobel de Ayala........      447      *           447     --       0
Mellon Bank, N.A. as Trustee
 for the Bell Atlantic
 Master Trust...............   46,660      *        46,660     --       0
The John and Frances Bowes
 1997 Family Trust..........      869      *           869     --       0
Merrill Lynch-SF IRA Rollover
 A/C #270-89D38 FBO John G.
 Bowes......................      186      *           186     --       0
Carleton College............    3,725      *         3,725     --       0
Crossroads DPT Limited
 Partnership................    9,313      *         9,313     --       0
Dayton Hudson Corporation
 Retirement Fund............    7,451      *         7,451     --       0
Alexandra McMicking Ellsworth     261      *           261     --       0
Trustees of General Electric
 Pension Trust..............   37,254      *        37,254     --       0
Bankers Trust Company as
 Trustee for General Motors
 Hourly Rate Employees
 Pension Trust..............   18,627      *        18,627     --       0
Bankers Trust Company as
 Trustee for General Motors
 Salaried Employees Pension
 Trust......................   18,627      *        18,627     --       0
Rhoda H. Goldman............    1,863      *         1,863     --       0
Bankers Trust as Trustee for
 the GTE Service Corporation
 Plan for Employees'Pensions   18,627      *        18,627     --       0
Ian C.M. Hall...............      261      *           261     --       0
Joseph C.M. Hall............      447      *           447     --       0
Roderick C.M. Hall..........      447      *           447     --       0
Horsley Bridge Fund I, L.P.    37,254      *        37,254     --       0
HKP Ventures................    5,588      *         5,588     --       0
Illinois Municipal Retirement
 Fund.......................    1,863      *         1,863     --       0
Brinson Trust Company as
 Trustee of the Institutional
 Venture Capital Fund II....      447      *           447     --       0
Kroger Co. Master Retirement
 Trust......................   18,627      *        18,627     --       0
Leeway & Co. ...............   16,857      *        16,857     --       0
Consuelo Hall McHugh........      447      *           447     --       0
Bennett B. McMicking........      261      *           261     --       0
Brent L. McMicking..........      447      *           447     --       0
Henry Cameron McMicking.....      447      *           447     --       0
New York Life Insurance
 Company....................   37,254      *        37,254     --       0
Wilmington Trust Company,
 trustee of the Du Pont
 Pension Fund...............    9,952      *         9,952     --       0
Leeway & Company............    7,464      *         7,464     --       0
Bankers Trust, Trustee for
 Hughes Aircraft Co.
 Retirement Plans...........    7,464      *         7,464     --       0
Howard Hughes Medical
 Institute..................    3,981      *         3,981     --       0
BancBoston Capital, Inc. ...    2,488      *         2,488     --       0
Philip S. Paul..............    4,428      *         4,428     --       0
Nick Harris. ...............    1,476      *         1,476     --       0
Phoenix Home Life Mutual
 Insurance Co. .............   11,176      *        11,176     --       0
Phoenix Employee Pension
 Plan Trust.................    1,863      *         1,863     --       0
The Northern Trust Company
 as Custodian for Policemen''
 Annuity & Benefit Fund-City
 of Chicago.................    3,725      *         3,725     --       0
Renselaer Polytechnic
 Institute..................    5,588      *         5,588     --       0
Trust for the Benefit of John
 N. Rosekrans, Jr. .........    1,739      *         1,739     --       0
Boston Safe Deposit & Trust
 Company as Trustee for SBC
 Master Pension Trust.......   13,039      *        13,039     --       0
Boston Safe Deposit & Trust
 Company as Trustee for SBC
 Master Pension Trust
 (Brinson) .................   14,901      *        14,901     --       0
Merrill Lynch-SF IRA Rollover
 A/C #270-88E80 FBO Edward
 Scal.......................      186      *           186     --       0
Charles M. Schulz...........    3,725      *         3,725     --       0


                                      14



Board of Trustees of the
 Leland Stanford Junior
 University.................    7,451      *         7,451     --       0
Merrill Lynch-SF IRA Rollover
 A/C #270-89D63 FBO
 Douglas E. Tinker..........      186      *           186     --       0
Citibank, N.A. as Trustee for
 the United Technologies
 Corporation Master Trust
 as Directed by Manufacturers
 Investment Corp. ..........   14,901      *        14,901     --       0
Boston Safe Deposit & Trust
 Company as Trustee for
 the US WEST Pension Trust..   37,254      *        37,254     --       0
US Venture Pte. Ltd. .......    5,588      *         5,588     --       0
Brinson Trust Company as
 Trustee of the Venture
 Partnership Acquisition Fund   7,004      *         7,004     --       0
Maria Victoria Zobel........      261      *           261     --       0
O-S Ventures, a California
 General Partnership........    1,645      *         1,645     --       0
Jacques A. Robinson.........      164      *           164     --       0
Steven J. Simmons...........      329      *           329     --       0
Arthur Stabenow.............      164      *           164     --       0
William N. Starling.........       82      *            82     --       0
Joan Strauss................       82      *            82     --       0
Gary H. Story...............      247      *           247     --       0
Phillip R. Trapp............       82      *            82     --       0
W. M. vanCleemput...........      164      *           164     --       0
Jeffrey D. West.............      330      *           330     --       0
Lincoln Trust Company,
 Custodian #60806368 FBO
 Riley R. Willcox...........       82      *            82     --       0
BHMS Partners III...........       58      *            58     --       0
Vernon R. Anderson & Lysbeth
 W. Anderson, Trustee
 The Anderson Family Trust
 dtd July 13, 1983 as
 Amended....................      329      *           329     --       0
Thomas R. Baruch............       82      *            82     --       0
Robert M. Berger............      164      *           164     --       0
Brody Family Trust dated
 August 15, 1986............       82      *            82     --       0
Steven Campbell.............       82      *            82     --       0
Dieter Enzmann..............       41      *            41     --       0
Susan Enzmann...............       41      *            41     --       0
Gary D. Foss................      164      *           164     --       0
Douglas J. Glader...........      115      *           115     --       0
Michael M. Goodman..........       82      *            82     --       0
Paul Hug and Livia Hug,
 as joint tenants...........       82      *            82     --       0
Scott G. McNealy............      329      *           329     --       0
Steven  C. Mendell and
 Barbara B. Mendell, Co-
 Trustees, U.T.D.
 September 13, 1996.........      164      *           164     --       0
Richard M. Moley............      330      *           330     --       0
Morse Family Trust..........       82      *            82     --       0
J. Marty O'Donohue..........       82      *            82     --       0
Masahiro Omori..............       82      *            82     --       0
Watts, Lesa M. .............       25      *            25     --       0
Wong, Henry.................        6      *             6     --       0
Ailicec International
  Enterprises Limited.......  734,232    6.05%     734,232(3)  --       0


[FN]

*  less than 1%

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares owned by them, subject to community property laws where applicable.

(2) Applicable percentage of ownership at June 30, 1998 is based upon 11,753,405 shares of Common Stock outstanding. The Percentage of common stock beneficially owned by Ailicec International Enterprises Limited prior to the offering is based on the total number of shares outstanding plus the 388,500 shares issuable upon exercise of the Warrant. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes sole or shared voting or investment power with respect to shares shown as beneficially owned.

(3) Includes 388,500 Shares issuable upon exercise of the Warrant and 345,732 shares of Common Stock issued upon the conversion of Series E Preferred Stock. The Managing Director of Ailicec International Enterprises Limited is a director of the Company.





                            DESCRIPTION OF WARRANT

     On December 31, 1994, the Company issued the Warrant to purchase 388,500 shares of Series E Preferred Stock to Ailicec International Enterprises Limited. The Warrant may be exercised at an exercise price of $2.75 per share. Upon conversion of the Company's Series E Preferred Stock into Common Stock, the Warrant became exercisable for an equivalent number of shares of Common Stock. The Warrant contains provisions for the adjustment of the exercise price or the aggregate number of shares issuable upon exercise of the Warrant under certain circumstances, including stock dividends, stock splits, combinations, mergers, consolidations, recapitalizations, reclassifications, and sales below the exercise price. The Warrant will expire on October 4, 1999.

                             PLAN OF DISTRIBUTION

     One hundred twenty-four Selling Securityholders received an aggregate of 899,984 Reorganization Shares from the Company in connection with the Agreement and Plan of Reorganization, dated as of November 11, 1997 (the "Reorganization Agreement") among the Company, JF Acquisition Sub, Inc., DocuMagix, Inc. and the former shareholders of DocuMagix, Inc. The Company agreed to register all of the Reorganization Shares pursuant to the Reorganization Agreement. The Company will not receive any of the proceeds from sales of the Reorganization Shares. The Reorganization Shares are "restricted securities" for purposes of the Act.

     Ailicec International Enterprises Limited, a Hong Kong Corporation ("Ailicec") received and continues to hold 345,732 shares of Common Stock pursuant to the conversion of Series E Preferred Stock issued by the Company to Ailicec. The Managing Director of Ailicec is a director of the Company. The trading of these shares, prior to the effectiveness of this registration statement, is subject to the volume restrictions of Rule 144, as the holder is an affiliate of the Company within the meaning of such rule. The Company agreed to register, under certain circumstances, all of the shares issued upon conversion of the Series E Preferred Stock (the "Conversion Shares"). The Company will not receive any of the proceeds from resale of the Conversion Shares.

     Ailicec also received the Warrant to purchase 388,500 shares of Series E Preferred Stock, which converted into a warrant to purchase an equivalent number of shares of common stock, pursuant to that certain Warrant to Purchase Stock, dated as of December 31, 1994 issued by the Company to Ailicec International Enterprises Limited, a Hong Kong Corporation ("Ailicec"). The Warrant may be exercised at an exercise price of $2.75 per share. The Company agreed to register all of the Warrant Shares. The Company will not receive any of the proceeds from resale of the Warrant Shares. The Warrant Shares are "restricted securities" for purposes of the Securities Act.

     The shares of Common Stock may be offered by the Selling Securityholders from time to time to purchasers directly by the Selling Securityholders acting as principal for their own accounts in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, the Selling Securityholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and/or the purchasers of shares for whom they may act as agent. In addition, the shares of Common Stock may be pledged from time to time by the Selling Securityholders to a lender to secure one or more loans, and defaults under that loan or loans may result in the pledgee acquiring title to some or all of the shares and selling them either directly or through underwriters, dealers or agents. Sales may be made on the Nasdaq National Market or in private transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Securityholders and any underwriters, dealers, agents or pledgees that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Act and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Act. In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Company entered into agreements with the Selling Securityholders to register their shares under applicable federal and state securities laws. The Company will pay substantially all of the expenses incident to the offering and sale to the public of the Common Stock offered hereby, other than commissions, concessions and discounts of underwriters, dealers or agents, if any. Such expenses (excluding such commissions and discounts, if any) are estimated to be approximately $22,169.42. Such agreements provide for cross-indemnification of the Selling Securityholders and the Company to the extent permitted by law, for losses, claims, damages, and liabilities arising, under certain circumstances, out of any registration of the Shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Shareholder.

     A supplement to this Prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act disclosing (a) the name of the participating broker-dealer(s); (b) the number of Shares involved; (c) the price at which such shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and (e) other facts material to the transaction, including the name and other information regarding the Selling Shareholder.

     The Company will maintain the effectiveness of the Registration Statement until the earlier of (i) such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement, (ii) the date the Common Shares are eligible for sale in their entirety within a three month period under Rule 144 of the SEC (assuming compliance by the Selling Securityholders with the provisions thereof) or (iii) December 5, 1999. In the event that any Shares remain unsold at the end of such period, the Company may file a post-effective amendment to the Registration Statement for the purpose of deregistering the Shares.

                             LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                EXPERTS

     The financial statements of the Company and its consolidated subsidiaries, except DocuMagix, Inc. (for certain prior periods audited by other auditors described below) and the related financial statement schedule, as of December 31, 1997 and 1996 and for the year ended December 31, 1997, the nine-month period ended December 31, 1996 and the year ended March 31, 1996, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference. The financial statements of DocuMagix, Inc. as of June 30, 1997 and for the year then ended (consolidated with those of the Company) have been audited by Deloitte & Touche LLP as stated in their report incorporated herein by reference. Such financial statements of the Company and its consolidated subsidiaries have been incorporated herein by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

     The financial statements relating to DocuMagix Inc., incorporated in this Prospectus by reference to the Annual Report on Form 10-K as of June 30, 1996, for the two years then ended have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             -----------------

                             TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Available Information ..............................................     2
Additional Information .............................................     2
Documents Incorporated by Reference .................................    2
Forward Looking Statements .........................................     3
The Company ........................................................     3
Risk Factors .......................................................     3
Use of Proceeds ....................................................    11
Dividend Policy ....................................................    11
Selling Securityholders ............................................    12
Description of Warrant .............................................    15
Plan of Distribution ...............................................    15
Legal Matters ......................................................    16
Experts ............................................................    16



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